184



| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0116 |
| Expires: | March 31, 2000 |
| Estimated average burden hours per response...... | 9.90 |

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

# Form 6-K

## REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

02043001

For the month of July 2002

Grupo TMM SA — TMM Group
(Translation of registrant's name into English)

Avenida de la Cúspide No. 4755, Colonia Parques del Pedregal, Delegación Tlalpan,
(Address of principal executive office) México City, D.F., C.P. 14010 México

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☐

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b):
82-________________ .]

### SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo TMM, S.A. de C.V.
(Registrant)

Date July 15, 2002

By ______________
(Signature)*

Name: Jacinto Marina
Title: Chief Financial Officer



*Print the name and title under the signature of the signing officer.

### GENERAL INSTRUCTIONS

**A. Rule as to Use of Form 6-K.**

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

**B. Information and Document Required to be Furnished.**

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer (i) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or is required to file with a stock exchange on which its securities are traded and which was made public by that exchange, or (iii) distributes or is required to distribute to its security holders.

## CONTENTS

1. Grupo TMM, S.A. de C.V. press release, dated July 12, 2002.

2. Grupo TMM, S.A. de C.V. conference call notice for second quarter 2002 earning and corporate update.

Grupo TMM

**GRUPO TMM COMPANY CONTACT:**
Jacinto Marina, Chief Financial Officer
011-525-55-629-8790
(jacinto.marina@tmm.com.mx)
Brad Skinner, Senior Vice President
Investor Relations
011-525-55-629-8725
(brad.skinner@tmm.com.mx)
Luis Calvillo, Executive Vice President
And Media Relations
011-525-55-629-8758
(luis.calvillo@tmm.com.mx)

**AT DRESNER CORPORATE SERVICES:**
Kristine Walczak (general investors, analysts and media)
312-726-3600 (kwalczak@dresnerco.com)

**FOR IMMEDIATE RELEASE**
**FRIDAY, JULY 12, 2002**

## GRUPO TMM TO REPORT SECOND-QUARTER EARNINGS JULY 26
*Conference Call To Be Accessible Via Internet*

**Mexico City, July 12, 2002 - Grupo TMM (NYSE: TMM and TMM/L),** the largest Latin American multi-modal transportation and logistics company, and owner of the controlling interest in Grupo Transportacion Ferroviaria Mexicana, S.A. de C.V. (Grupo TFM), will publish second quarter results on Friday, July 26, 2002. Management will discuss second-quarter earnings and provide a corporate update on July 29, 2002, at 11:00 a.m. Eastern Time.

To participate in the call, please dial 800-218-9073 (domestic) or 303-262-2130 (international) at least 5 minutes prior to the start of the call. Presentation material and a simultaneous Webcast of the meeting will be available on PR Newswire's Web site at http://www.firstcallevents.com/service/ajwz361667702gf12.html. Grupo TMM suggests that Internet participants access the site at least five minutes prior to the start of the conference call to download the presentation and install any software required to run the presentation.

A replay of the conference call will be available through August 5 , 2002 at 11:59 p.m. EST by dialing 800-405-2236 or 303-590-3000 by entering conference ID 484290, and on the Internet a replay will be available for 30 days at http://www.firstcallevents.com/service/ajwz361667702gf12.html

Headquartered in Mexico City, Grupo TMM is the premier Mexican multimodal transportation company and logistics provider. Through its branch offices and network of subsidiary companies, Grupo TMM provides a dynamic combination of ocean and land transportation services within Mexico. Grupo TMM also has the controlling interest in Transportación Ferroviaria Mexicana (TFM), which operates Mexico's Northeast railway and carries over 40 percent of the country's rail cargo. Visit Grupo TMM's web site at http://www.grupotmm.com.mx, TFM's web site at http://www.gtfm.com.mx. Both sites offer Spanish/English language options.

Grupo TMM

# CONFERENCE CALL NOTICE

# Grupo TMM, S.A. de C.V.

**(NYSE: TMM and TMM/L)**

will host a live Internet slide presentation and conference call to provide investors a review of **second-quarter earnings** and a **corporate update** on:

**Monday, July 29, 2002 at:**

11:00 a.m. Eastern, 10:00 a.m. Central, 9:00 a.m. Mountain, 8:00 a.m. Pacific

TO PARTICIPATE: Please dial:

**800-218-9073** or **303-262-2130**

(domestic) (international)

at least 5 minutes prior to the start of the call
or to access the call and slides on the Internet, please go to
http://www.firstcallevents.com/service/ajwz361667702gf12.html

REPLAY: If you are unable to participate on the call, a replay will be available through August 5 at 11:59 p.m. EST by dialing 800-405-2236 or 303-590-3000 and enter conference ID 484290

RSVP: To assist us in planning for the call, we would greatly appreciate if you would RSVP.

☐ Yes, I plan to participate in the 2Q call.

EMAIL OR FAX LIST: Please indicate your preference for future distribution of press releases and conference call notices:

- ☐ Keep me on the fax list. My fax number is provided below.
- ☐ I'd rather receive everything by email. My email address is provided below.
- ☐ I want to be on the fax list AND the email list. My information is below.
- ☐ I don't want to be on either list going forward.

Name: ______________________ Firm: ______________________

Fax: ______________________ Email: ______________________

Please fax back to Lauren Kitterman at 312-726-3979 or e-mail to lkitterman@dresnerco.com